UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(MARK ONE)
/X/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

/  /   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  __________ to __________

Commission File Number 001-31706

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PMA Capital Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PMA Capital Corporation
380 Sentry Parkway
Blue Bell, PA 19422

REQUIRED INFORMATION

The PMA Capital Corporation Retirement Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits,
Years ended December 31, 2007 and 2006	3

Notes to Financial Statements	4

Supplemental Schedule:
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the
PMA Capital Corporation Retirement Savings Plan
Blue Bell, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the PMA Capital Corporation Retirement Savings Plan   (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
June 24, 2008

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006

Investments, at fair value	$125,676,945	$116,662,706

Participant loans receivable	2,266,860	2,124,682

Employer’s contribution receivable	69,435	210,524

Participants’ contributions receivable	266,876	150,582

Net assets available for benefits	$128,280,116	$119,148,494

See accompanying notes to financial statements.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years ended December 31,
	2007	2006
Additions:
Investment Income:
Net appreciation in fair value of investments	$40,445	$7,720,136
Interest and dividends	7,711,606	5,050,659
Total net investment income	7,752,051	12,770,795

Contributions:
Employer, net of forfeitures	5,298,655	5,159,648
Participants	5,365,032	5,024,597
Participant rollovers	880,963	1,084,127
Total contributions	11,544,650	11,268,372

Total additions	19,296,701	24,039,167

Deductions:
Participant withdrawals	10,159,004	10,954,494
Administrative expenses and other	6,075	4,014

Total deductions	10,165,079	10,958,508

Net increase	9,131,622	13,080,659

Net assets available for benefits:
Beginning of year	119,148,494	106,067,835

End of year	$128,280,116	$119,148,494

See accompanying notes to financial statements.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
1.  Description of Plan

The following brief description of the PMA Capital Corporation Retirement Savings Plan (the “Plan”) is provided for general informational purposes only.  Participants should refer to the Plan document for more complete information.

A. General

The Plan is a defined contribution plan and is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“IRC”), allowing contributions to be made by participants on a pre-tax basis under Section 401(k) of the IRC.  The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) rules and regulations.

Effective January 1, 2006, PMA Capital Corporation and certain of its affiliates (the “Company”) amended the Plan to include non-matching, quarterly age-based employer contributions (“Age-Based Contributions”) and changed the name from PMA Capital Corporation 401(k) Plan.

B. Eligibility and Participation

Upon commencement of employment, all active regular full and part time employees of the Company are eligible to participate in the employee withholding and employer match portion of the Plan.  Employees must have at least one year of service to receive Age-Based Contributions.

C. Contributions

Participants and the Company make contributions to the Plan subject to IRC limits.  Participants may authorize the Company to withhold up to a maximum of 50% of their compensation each year for employee pre-tax contributions to the Plan.  In addition, participants may elect to have the Company withhold up to 10% of their compensation as a voluntary after-tax contribution. The Company, in turn, will make employer matching contributions on behalf of participants equal to $1.00 for each $1.00 of employee pre-tax or after-tax contributions, up to a maximum of 5% of each participant’s compensation.  Contributions are subject to certain limitations.

Age-Based Contributions are made in addition to any elective deferrals and employer matching contributions that might otherwise be made under the Plan. In 2007 and 2006, Age-Based Contributions were $2,670,351 and $2,547,590, respectively.  The Age-Based Contributions for participants are as follows:

Participant's Age	Percentage of Compensation
Less than 30	2%
At least 30 but less than 45	3%
At least 45 but less than 55	4%
55 or older	5%

Participants, who were age 50 or older with at least 5 years of service with the Company as of December 31, 2005, receive special grandfathered Age-Based Contributions, in lieu of the Age-Based Contributions described above, as follows:

Participant's Age	Percentage of Compensation
At least 50 but less than 55	6%
At least 55 but less than 60	8%
60 or older	10%

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

D. Investment Options

At December 31, 2007 and 2006, contributions were invested, at the election of the participants, in various funds (the “Vanguard Funds”) and the PMA Capital Corporation Stock Fund (“Company Stock Fund”), which are managed by The Vanguard Group, an unrelated entity.  In the event an employee does not make an election, the Age-Based Contributions are invested in a Vanguard Target Retirement Fund based on the employee’s age and expected years to retirement assuming a retirement age of 65.

E. Vesting

When a participant attains age 65, becomes disabled as defined by the Company’s long-term disability plan, or dies, the full value of the employer’s contributions, plus allocated earnings thereon, become vested to the participant (or to the participant’s beneficiary in the event of death) and are non-forfeitable.  Prior to the occurrence of such events, participants who cease to be employees are entitled to withdraw participant contributions, including allocated net realized and unrealized gains and losses.  In addition, such former employees are entitled to their vested value of Company contributions and allocated earnings thereon, based on years of service.

The value of the employer’s matching contributions vests to a participant based on his or her years of service, as indicated in the following table:

Completed Years of Service	Vesting %
Less than 1 year	0%
1 year	10%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

A participant’s interest in his or her Age-Based Contributions account vests in accordance with the following schedule:

Completed Years of Service	Vesting %
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

An employee’s contributions, plus actual earnings thereon, are always 100% vested.

F. Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of the Plan’s earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

G. Withdrawals and Distributions

Withdrawals and distributions of vested account balances are generally made upon retirement, termination, death or disability.  A participant’s vested account balance will be distributed in the form of a single lump sum cash

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

payment.  However, participants may elect to leave the money in the Plan subject to Internal Revenue Service (“IRS”) minimum distribution rules.  To the extent amounts are invested in the Company Stock Fund, a participant may elect to receive such amounts in the Company’s Class A Common Stock or cash.

H. Participant Loans

Plan participants may elect to borrow up to the lesser of 50% of their available vested balance or $50,000 minus their highest outstanding loan balance during the prior twelve month period under the Plan.  Participants may initiate up to two loans each plan year, however, no more than two loans may be outstanding at any one time.  These interest-bearing loans are secured by the participant’s account balance and are repaid through payroll deductions.  The interest rate for all loans is the prime rate in effect on the first business day of the month of the loan application.  The maximum loan amounts, repayment terms, and other restrictions are determined in accordance with the IRC.

I. Disposition of Forfeitures

Forfeitures of Company contributions, resulting from the termination of participants with less than fully vested rights under the Plan, are applied to reduce future employer contributions.  For the years ended December 31, 2007 and 2006, $263,021 and $287,041, respectively, were used to offset employer contributions.  The amount of unvested, forfeited accounts available to reduce future employer contributions totaled $58,171 and $8,108 at December 31, 2007 and 2006, respectively.

2.  Summary of Significant Accounting Policies

A. Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

B. Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

C. Investment Valuation and Income Recognition

Investments in the Vanguard Funds are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.  Units of the Retirement Savings Trust are valued based on the net asset value at year-end.  The Company Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).  Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Net appreciation and depreciation in fair value of investments, as presented in the statements of changes in net assets available for benefits, consists of the realized gains and losses and the net unrealized appreciation and depreciation on those investments.

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

D. Participant Withdrawals

Participant withdrawals are recorded when paid.

E. Participant Loans Receivable

Participant loans receivable are recorded at the original loan amount, plus accrued interest, less subsequent principal and interest payments.

F. Administrative Expenses

The Company pays certain administrative expenses incurred by the Plan.

G. Risk and Uncertainties

The Plan provides various investment options in funds that invest in stocks, bonds, fixed income instruments and other mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of the investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

H. Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”).  This Statement defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements.  SFAS 157 is applicable in conjunction with other accounting pronouncements that require or permit fair value measurements, but does not expand the use of fair value to any new circumstances.  More specifically, SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority given to quoted prices in active markets and the lowest priority to unobservable inputs.  Further, SFAS 157 requires tabular disclosures of the fair value measurements by level within the fair value hierarchy.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Company does not believe this Statement will have a material impact on the Plan.

3.  Investments

During 2007 and 2006, the Plan’s investments appreciated (depreciated) in value as follows:

	2007	2006
Vanguard Funds	$166,987	$7,676,638
PMA Capital Corporation Stock Fund	(126,542)	43,498
Total	$40,445	$7,720,136

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Investments at December 31, 2007 were as follows:

	UNITS/	FAIR
	SHARES	VALUE

Vanguard 500 Index Fund	155,622	$21,032,267	*
Vanguard STAR Fund	1,005,584	20,986,541	*
Vanguard Retirement Savings Trust	18,837,056	18,837,056	*
Vanguard Morgan Growth Fund	900,344	17,592,727	*
Vanguard Windsor II Fund	539,353	16,860,169	*
Vanguard International Growth Fund	318,755	7,911,503	*
Vanguard Total Bond Market Index Fund	711,133	7,225,110	*
Vanguard Explorer Fund	59,797	4,256,946
Vanguard Extended Market Index Fund	103,500	4,128,601
Vanguard Total International Stock Index Fund	162,071	3,223,590
PMA Capital Corporation Stock Fund	272,905	1,162,576
Vanguard Target Retirement 2010 Fund	29,093	670,878
Vanguard Target Retirement 2015 Fund	36,362	474,894
Vanguard Target Retirement 2020 Fund	18,542	435,190
Vanguard Target Retirement 2030 Fund	9,623	229,610
Vanguard Target Retirement Income Fund	18,420	205,013
Vanguard Target Retirement 2025 Fund	13,910	190,850
Vanguard Target Retirement 2035 Fund	7,531	110,098
Vanguard Target Retirement 2005 Fund	5,039	60,572
Vanguard Target Retirement 2045 Fund	3,226	48,678
Vanguard Target Retirement 2040 Fund	1,297	30,832
Vanguard Target Retirement 2050 Fund	136	3,244
Total		$125,676,945

Investments at December 31, 2006 were as follows:

	UNITS/	FAIR
	SHARES	VALUE

Vanguard 500 Index Fund	158,901	$20,750,892	*
Vanguard STAR Fund	924,006	19,348,677	*
Vanguard Retirement Savings Trust	18,007,698	18,007,698	*
Vanguard Morgan Growth Fund	897,785	17,048,932	*
Vanguard Windsor II Fund	486,735	16,914,055	*
Vanguard International Growth Fund	263,276	6,281,769	*
Vanguard Total Bond Market Index Fund	611,916	6,113,038	*
Vanguard Explorer Fund	55,881	4,174,846
Vanguard Extended Market Index Fund	100,988	3,906,202
Vanguard Total International Stock Index Fund	147,654	2,609,052
PMA Capital Corporation Stock Fund	315,386	1,507,545
Total		$116,662,706

*Indicates that investment is in excess of 5% of net assets available for Plan benefits.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.  Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”).  VFTC acts as trustee for only those investments as defined by the Plan.  In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. Therefore, related transactions qualify as party-in-interest transactions.  All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services.

5.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their employer contributions.

6.  Tax Status

The IRS has determined and informed the Company by a letter, dated April 10, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrators believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  In January 2008, a request for a new determination letter was filed with the IRS.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2007
EIN: 23 – 2217932
PN: 002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value

*	Vanguard 500 Index Fund	Mutual Fund	$21,032,267
*	Vanguard STAR Fund	Mutual Fund	20,986,541
*	Vanguard Retirement Savings Trust	Common Collective Trust	18,837,056
*	Vanguard Morgan Growth Fund	Mutual Fund	17,592,727
*	Vanguard Windsor II Fund	Mutual Fund	16,860,169
*	Vanguard International Growth Fund	Mutual Fund	7,911,503
*	Vanguard Total Bond Market Index Fund	Mutual Fund	7,225,110
*	Vanguard Explorer Fund	Mutual Fund	4,256,946
*	Vanguard Extended Market Index Fund	Mutual Fund	4,128,601
*	Vanguard Total International Stock Index Fund	Mutual Fund	3,223,590
*	PMA Capital Corporation Stock Fund	Company Stock Fund	1,162,576
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	670,878
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	474,894
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	435,190
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	229,610
*	Vanguard Target Retirement Income Fund	Mutual Fund	205,013
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	190,850
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	110,098
*	Vanguard Target Retirement 2005 Fund	Mutual Fund	60,572
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	48,678
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	30,832
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	3,244
*	Participant loans	Loans (interest rates range
		from 4.0% to 10.9%)	2,266,860

	Total Investments		$127,943,805

*           Indicates a party-in-interest.
**         Column (d), cost, has been omitted as all investments are participant directed.

Exhibits

Exhibits are listed in the Exhibit Index appearing on page E-1.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PMA Capital Corporation Retirement Savings Plan

Date: June 24, 2008	By: /s/ John M. Cochrane
John M. Cochrane
Plan Administrator

Exhibit Index

Number		Description	Method of Filing

(23)		Consent of Independent Registered Public Accounting Firm:

	23	Consent of Beard Miller Company LLP	Filed herewith

 E-1